787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

November 28, 2017

VIA EDGAR

Deborah O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	FDP BlackRock MFS Research International Fund, FDP BlackRock Janus Growth Fund and
FDP BlackRock Invesco Value Fund, each a series of FDP Series, Inc.

Post-Effective Amendment No. 30 under the Securities Act of 1933 and Amendment No. 32 under the Investment Company Act of 1940 to Registration Statement on Form N-1A

(File Nos. 333-123779 and 811-21744)

Dear Ms. O’Neal-Johnson:

On behalf of FDP Series, Inc. (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on November 15, 2017 regarding Post-Effective Amendment No. 30 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 32 under the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Commission on September 29, 2017, with respect to the FDP BlackRock MFS Research International Fund, the FDP BlackRock Janus Growth Fund and the FDP BlackRock Invesco Value Fund (each, a “Fund” and collectively, the “Funds”), each a series of the Registrant.

The Staff’s comments have been restated below in italicized text. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Post-Effective Amendment No. 32 to the Registration Statement, which is being filed concurrently with this letter, reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

November 28, 2017

FDP BlackRock MFS Research International Fund

Comment No. 1: With respect to fixed income securities, please provide a statement as to the maturity of the instruments in which the Fund may invest (e.g., the Fund may invest in debt of any maturity).

Response: The Registrant has made the requested change.

Comment No. 2: In light of the July 30, 2010 letter from Barry Miller, Associate Director of the Commission’s Office of Legal and Disclosure, to the Investment Company Institute, the Fund should review its derivative disclosure to assess the accuracy and completeness of the disclosure, including whether the disclosure is presented in an understandable manner using plain English, to ensure that the disclosure related to derivatives is tailored specifically to how the Fund expects to be managed and should address those strategies that the Fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. In addition, please note that when the Fund invests in derivative instruments, including total return swaps, it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979).

Response: The Registrant has reviewed the disclosure contained in the Fund’s prospectus regarding the Fund’s proposed use of derivative instruments and the related risks and believes that such disclosure is accurate and complete and presented in an understandable manner. In addition, the Registrant is aware of its obligations under Investment Company Act Release No. 10666.

Comment No. 3: Please disclose the risk of investing in junk bonds as a principal risk of investing in the Fund.

Response: The Registrant has made the requested change.

Comment No. 4: The Staff requests that the Fund consider adding risk factors that are specific to particular derivatives in which the Fund may invest to “Derivatives Risk” in the section entitled “Fund Overview — Principal Risks of Investing in the Fund.”

Response: The Registrant submits that the current risk disclosure relating to derivatives in the above-referenced section is appropriate for the summary section of the prospectus. The Registrant notes that additional detail regarding risks associated with derivatives in which the Fund may invest is included in the section entitled “Details About the Funds — How Each Fund Invests — Investment Risks.” Accordingly, the Registrant has not made the requested change.

November 28, 2017

Comment No. 5: Please disclose the risk of investing in small cap securities as a principal risk of investing in the Fund.

Response: The Registrant has made the requested change.

Comment No. 6: The Staff requests that the Fund consider adding disclosure to the principal investment strategies section of the Fund’s summary prospectus discussing Fund management’s emphasis on investing in securities that it believes are undervalued or have good prospects for earnings growth.

Response: The Registrant has made the requested change.

FDP BlackRock Invesco Value Fund

Comment No. 7: The Staff notes that the Fund may invest in convertible securities and requests confirmation of whether these securities will be included as equity securities for purposes of complying with Rule 35d-1 of the 1940 Act (the “Names Rule”). The Staff also notes that if convertible securities are included as equity securities for purposes of complying with the Names Rule, such convertible securities would have to be “in the money” at the time of purchase in order to be included as equity securities for purposes of complying with the Names Rule, although such securities may remain in compliance with the Names Rule if they subsequently are “out of the money.”

Response: The Fund does not currently intend to include convertible securities as equity securities for purposes of complying with the 80% test under the Names Rule. If the Fund exercises the conversion option of the security, the Fund will include the equity securities received in the conversion for purposes of the Fund’s 80% test.

Comment No. 8: The Staff notes that the Fund may invest in the securities of foreign issuers. Please include additional disclosure if the Fund may invest in securities of foreign issuers located in emerging markets.

Response: The Registrant has added disclosure to the Fund’s principal strategies and risks to clarify that the Fund may invest in the securities of foreign issuers, including issuers located in emerging markets.

All Funds

Comment No. 9: In the subsection entitled “Fund Overview — Performance Information,” if a Fund’s primary benchmark has changed, please include the performance information for the Fund’s previous benchmark for one year.

Response: The Registrant confirms that for each Fund that has changed its primary benchmark, the performance information for the previous benchmark is also included.

November 28, 2017

Comment No. 10: The Staff requests that the Registrant consider including disclosure in the “Financial Highlights” section of the prospectus noting that the Funds previously had different strategies for the periods covered in this section.

Response: The Registrant respectfully declines to make the requested change, as it is not required by Form N-1A. The Registrant further notes that, as required by Form N-1A, each Fund includes such disclosure in the “Performance Information” section of its Prospectus.

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Please do not hesitate to contact me at (212) 728-8172 if you have comments or if you require additional information regarding the Registrant.

Respectfully submitted,

/s/ Dean A. Caruvana
Dean A. Caruvana

cc:	Ben Archibald, Esq., BlackRock Advisors, LLC

Gladys Chang, Esq., BlackRock Advisors, LLC

Elliot J. Gluck, Esq., Willkie Farr & Gallagher, LLP